Brigham Exploration Announces Williston Basin Joint Venture

Monday April 23, 7:00 am ET

AUSTIN, Texas, April 23 /PRNewswire-FirstCall/ -- Brigham Exploration Company (Nasdaq: BEXP - News) announced the closing of a joint venture agreement with Northern Oil and Gas (OTC: NOGS - News) providing for Brigham's participation in approximately 30,300 gross and 24,350 net acres in the Williston Basin. Roughly 5,120 gross and 3,000 net acres are located in Mountrail County North Dakota, providing potential step out and extensional drilling to recent high rate producing EOG Resources, Inc. (NYSE: EOG - News) Bakken oil discoveries. In Sheridan County Montana, Brigham and Northern will develop and explore an area with existing production from multiple producing horizons. A portion of the Sheridan County acreage is under approximately 85 square miles of 3-D seismic data previously acquired by Brigham. Brigham anticipates drilling at least four 2007 wells as part of the joint venture.

Mountrail County, North Dakota Acreage

Brigham expects to participate in at least two horizontal Mountrail County Bakken tests this year, the first of which should commence in the third quarter, in an attempt to extend Bakken productivity established in the area by EOG. Brigham and Northern jointly control acreage in 5,120 gross and 3,000 net acres spread across 19 sections, and in three of the sections the companies control a majority interest. The southernmost acreage tract is within four miles of EOG's production, and is adjacent to currently drilling and recently permitted sections. Based on subsurface well control and mapping of the area, Brigham and Northern believe that their acreage has a good probability for strong Bakken production.

Given Northern's acreage investments in the area, terms of the agreement provide Brigham with the opportunity to drill to earn in the acreage block. As such, Brigham must commence at least one well in 2007 and must drill a total of 3 net wells to earn the balance of the acreage. Under the agreement, Northern has the right to participate and/or back-in with up to a total of 37% in the first net well and up to 32.5% in the second two net wells. Brigham will own a minimum of 75% in the balance of the acreage, with Northern owning and having the right to participate with the other 25%.

Based on current data obtained from the North Dakota Industrial Commission, Department of Mineral Resources, EOG has drilled six Bakken wells in the area, with three additional wells currently drilling, and another twelve wells permitted to be drilled. Initial production rates for four of the wells have been reported to date, ranging from 463 barrels of oil and 128 Mcf of natural gas per day to 1,800 barrels of oil and 457 Mcf of natural gas per day, with an average initial rate of 1,049 barrels of oil and 278 Mcf of natural gas per day. The first well, which tested at an initial rate of 463 barrels per day, was last reported to be producing approximately 304 barrels of oil per day after 10 months of production. After producing for three to ten months, production from the three initial wells appears to have averaged 303 barrels of oil per day, and the three wells have reportedly produced a combined 133,430 barrels of oil to date.

Brigham currently anticipates at least two Mountrail County joint venture wells commencing in 2007, the first during the third quarter, with the second expected to commence early in the fourth quarter. Although Brigham's working interest in the first two wells is still to be determined based on the ultimate location of the wells, it's anticipated that Brigham's working interest in these wells will range between 10% and 51%. Assuming all of the acreage is successfully drilled on 640 acre spacing, 19 gross or 4.7 net wells could be drilled by Brigham and Northern to fully develop the joint venture acreage.

Sheridan County, Montana Acreage

Brigham expects to drill at least two wells in the Sheridan County joint venture acreage during 2007, the first of which is expected to commence in the third quarter. Brigham and Northern jointly control approximately 25,180 gross or 21,350 net acres as part of the joint venture. In addition, Brigham controls approximately 70,000 additional net acres to the south, all of which is located in Sheridan and Roosevelt Counties, Montana.

As part of the Northern joint venture in Sheridan County, Brigham expects to operate both 2007 Sheridan County wells. The first well is likely to be a Mission Canyon development well offsetting another operator's Mission Canyon well that has produced approximately 200,000 barrels of oil to date. The Mission Canyon objective is found at a depth of approximately 7,600 feet, and it's likely Brigham will drill this well horizontally with approximately 3,000 feet of lateral displacement. The second well in Sheridan County may also be a Mission Canyon test, or possibly a test of a Red River structure, which has established quality Red River production. The Red River is encountered at a depth of approximately 11,600 feet, and quality Red River producers in the area have produced from 250,000 to over 1,000,000 barrels of oil. Based on existing production combined with subsurface and 3-D seismic mapping, Brigham believes that the Sheridan County acreage provides excellent potential for the discovery and development of significant oil and natural gas.

Given Northern's acreage investments in the area, terms of the agreement also provide Brigham with the opportunity to drill to earn in the acreage block. As such, Brigham is to commence one well by year end 2007 and by 2008 will be subject to a 120 day continuous development provision in order to earn additional acreage. In the first well, Brigham will have a 90% working interest, with Northern expected to participate with a 10% working interest. Northern will also retain a 30% back in after payout on Brigham's interest. Brigham will own a 75% working interest in the second net well drilled, with Northern having the right to participate with the 25% working interest it retains and Northern will receive a 10% back in after payout. In all other wells, Brigham will retain 75% with Northern retaining a 25% working interest. Brigham currently anticipates commencing its first Sheridan County joint venture well in the third quarter, with the second well expected to commence during the fourth quarter.

Bud Brigham, the Chairman, President and CEO stated, "We're very excited about our joint venture with Northern. Subsequent to these joint ventures, we now control approximately 160,000 gross and over 144,000 net acres in the Williston Basin, providing substantial option value for our shareholders. Importantly, this joint venture provides us with specific opportunities to drill and develop significant proved reserves to positively impact our finding costs and provide net asset value growth in 2007. Furthermore, our activity and experience here will benefit us as we continue to develop our larger Williston Basin acreage position."

About Brigham Exploration

Brigham Exploration Company is a leading independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. For more information about Brigham Exploration, please visit our website at www.bexp3d.com or contact Investor Relations at 512-427- 3444.

Forward Looking Statement Disclosure

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements within the meaning of the federal securities laws. Important factors could cause our actual results to differ materially from those contained in the forward looking statements including our growth strategies, our ability to successfully and economically explore for and develop oil and gas resources, anticipated trends in our business our liquidity and ability to finance our exploration and development activities market conditions in the oil and gas industry our ability to make and integrate acquisitions, the impact of governmental regulation and other risks more fully described in the company's filings with the Securities and Exchange Commission. Forward-looking statements are typically identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward- looking statements may be expressed differently. All forward looking statements contained in this release, including any forecasts and estimates, are based on management's outlook only as of the date of this release, and we undertake no obligation to update or revise these forward looking statements, whether as a result of subsequent developments or otherwise.

Contact: Rob Roosa, Finance Manager

512-427-3300